UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       American Locker Group Incorporated
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    027284108
                                    ---------
                                 (CUSIP Number)

                Mr. James T. Vanasek & Mr. Patrick Donnell Noone
                           c/o VN Capital Fund I, L.P.
                             198 Broadway, Suite 406
                              New York, N.Y. 10038
                                 (212) 393-1140
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  March 9, 2005
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D
CUSIP No. 027284108
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  VN Capital Fund I, L.P.                  01-0578850

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|

                                                           (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  WC

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             102,006
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                102,006
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      102,006

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.6%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 027284108
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  VN Capital Management, LLC                  01-0578848

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|

                                                           (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  OO

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             102,006
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                102,006
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      6.6%

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.6%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 027284108
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Joinville Capital Management, LLC        80-0031856

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|

                                                           (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  OO

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             102,006
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                102,006
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      6.6%

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.6%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      OO

--------------------------------------------------------------------------------

CUSIP No. 027284108
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  James T. Vanasek

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|

                                                           (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  OO

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             102,006
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                102,006
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      6.6%

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.6%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

CUSIP No. 027284108
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Patrick Donnell Noone

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |_|

                                                           (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  OO

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             102,006
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                102,006
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      6.6%

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.6%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

Item 1.           Security and Issuer.
                  -------------------

         This Statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of American Locker Group Incorporated (the "Company"). The principal executive offices of the Company is located at 608 Allen Street, Jamestown, New York 14701.

Item 2.           Identity and Background.
                  -----------------------

         (a) - (c) This Statement is being filed by VN Capital Fund I, L.P., VN Capital Management, LLC, Joinville Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

         As of the date of this filing, the Reporting Entities are the beneficial owners of 102,006 shares of Common Stock, representing approximately 6.6% of the shares of Common Stock presently outstanding.

         VN Capital Fund I, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of VN Capital Fund I, L.P. is 198 Broadway, Suite 406, New York, New York 10038.

         The general partners of VN Capital Fund I, L.P. are VN Capital Management, LLC and Joinville Capital Management, LLC. VN Capital Management, LLC and Joinville Capital Management, LLC are Delaware limited liability companies formed to be the general partners of VN Capital Fund I, L.P. The address of the principal offices of VN Capital Management, LLC and Joinville Capital Management, LLC are 198 Broadway, Suite 406, New York, New York 10038. James T. Vanasek and Patrick Donnell Noone are the Managing Members of VN Capital Management, LLC and Joinville Capital Management, LLC. The business address of Mr. Vanasek and Mr. Noone is c/o VN Capital Fund I, L.P., 198 Broadway, Suite 406, New York, New York 10038.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

         (d) - (e) During the last five years, neither the Reporting Entities nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         As of March 9, 2005, VN Capital Fund I, L.P. had acquired an aggregate of 102,006 shares of Common Stock in open market transactions for an aggregate (including broker's fees and commissions) of approximately $818,246.

         All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In certain instances, the Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.           Purpose of Transaction.
                  ----------------------

         Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, is significantly undervalued. The Reporting Entities intend to seek to meet with the Company's management and Board of Directors to discuss measures to maximize stockholder value, including, but not limited to, the following:

         (a) Taking actions to preserve the Company's profitability in light of the recent United States Postal Service contract loss, namely cutting fixed costs, administrative overhead and streamlining operations at the Company's Jamestown, New York facility.

         (b) Reviewing management's marketing strategy and initiatives to replace some of the lost postal service contract revenue with private sector postal box sales.

         (c) Concurrent with the above measures, exploring strategic discussions to take the Company private thereby saving costs associated with Sarbanes/Oxley compliance and public financial reporting obligations, along with examining potential acquirers in order to determine whether the acquisition value of the Company materially exceeds the current trading value.

         Each of the Reporting Entities considers its equity position to be for investment purposes. The Reporting Entities may consider seeking to obtain representation on the Company's Board of Directors in the future.

         Each of the Reporting Entities may acquire additional shares of the Company or sell or otherwise dispose of any or all of the shares of the Company beneficially owned by it. Each Reporting Entity may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (c) of the instructions to Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         (a) As of the date hereof, the Reporting Entities beneficially own an aggregate of 102,006 shares of Common Stock, representing approximately 6.6% of the shares of Common Stock presently outstanding based upon the 1,534,146 shares of Common Stock reported by the Company to be issued and outstanding as of November 9, 2004 in its Form 10-Q filed with the SEC on November 12, 2004 (the "Issued and Outstanding Shares").

         As the general partner of VN Capital Fund I, L.P., VN Capital Management, LLC and Joinville Capital Management, LLC may be deemed to beneficially own the 102,006 shares of Common Stock owned by VN Capital Fund I, L.P. As the Managing Members of VN Capital Management, LLC, and Joinville Capital Management, LLC, Mr. Vanasek and Mr. Nooney may be deemed to beneficially own the 102,006 shares of Common Stock owned by VN Capital Fund I, L.P., constituting approximately 6.6% of the Issued and Outstanding Shares.

         (b) Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a). Each of the Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

         (c) Except as set forth in Item 3 of this Statement and on Schedule A hereto, no person identified in Item 2 hereof has effected any transaction in shares of Common Stock during the 60 days preceding the filing of this Statement, or thereafter and prior to the date hereof.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
                  --------------------------------

         None.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March  14, 2005

                              VN Capital Fund I, L.P.
                              By:  VN Capital Management, LLC,
                                   its general partner


                              By:    /s/ James T. Vanasek
                                    ------------------------------------
                              Name:  James T. Vanasek
                              Title: Managing Member


                              VN Capital Management, LLC


                              By:    /s/ James T. Vanasek
                                    ------------------------------------
                              Name:  James T. Vanasek
                              Title: Managing Member


                              Joinville Capital Management, LLC


                              By:    /s/ James T. Vanasek
                                    ------------------------------------
                              Name:  James T. Vanasek
                              Title: Managing Member




                              /s/ James T. Vanasek
                              ------------------------------------
                              James T. Vanasek


                              /s/ Patrick Donnell Noone
                              ------------------------------------
                              Patrick Donnell Noone